Confidential Treatment Requested by Flagstar Bancorp, Inc.

5151 Corporate Drive Troy, Michigan 48098-2639 Phone: (248) 312-2000 www.flagstar.com

December 19, 2014

VIA EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Flagstar Bancorp, Inc.
Form 10-K for the period ended December 31, 2013
Filed March 5, 2014
Form 10-Q for the period ended September 30, 2014
Filed November 3, 2014
Response dated October 3, 2014
File No. 001-16577

Dear Mr. Nolan:

Flagstar Bancorp, Inc. ("Flagstar", the "Company", "we" or "our") is submitting this letter in response to the comment letter dated November 25, 2014 (the "Comment Letter") from the staff of the Securities and Exchange Commission ("Staff") concerning Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2013, Periodic Report on Form 10-Q for the period ended September 3, 2014, and our Response dated October 3, 2014. To facilitate the Staff’s review, we have included the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s response immediately following each numbered comment. In response to certain of the comments, we have provided confirmation that we will supplement our disclosures in future filings in an effort to address the Staff’s comments.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comments 2.a. and 2.b. set forth in the Staff comment letter dated November 25, 2014 and comment 1.c. set forth in the Staff comment letter dated August 26, 2014 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and requests (17 C.F.R.§ 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark "[***]."

December 31, 2013 Form 10-K

Management’s Discussion and Analysis

Provision (Benefit) for Federal Income Taxes, page 79

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 2 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

Comment No. 1

We note from your response to prior comment 1 that you adjusted pre-tax income (loss) for certain non-recurring items in your analysis of cumulative losses in recent years. Please address the following regarding why these items are not indicative of future operations including, but not limited to the following:

Response No. 1:

Flagstar believes that it is generally accepted in practice (in various forms) that the calculation of cumulative income or loss should be adjusted for nonrecurring items, as supported by applying ASC 740-10-30-22c. Discontinued operations, cumulative effects of accounting changes, and extraordinary items are not relevant items of historical income or loss and are not indicative of a company’s ability to generate taxable income or to incur tax losses in future years. Similarly, Flagstar believes that any nonrecurring items included in the three-year historical amounts of pre-tax income or loss from continuing operations should be excluded because their effects are also not indicative of future operations. In this context, nonrecurring items are defined as those that:

(1)	have not occurred with regularity or in the recent past; and

(2)	will generally not recur in the future.

Ultimately, Flagstar is tasked with determining how it will perform in years subsequent to that in which the realizability analysis is being performed. Flagstar believes adjusting for nonrecurring items is an acceptable practice to assist in accomplishing that goal.

In preparing a historical analysis of cumulative pre-tax book income with the goal of reasonably projecting taxable income in the future, Flagstar’s pre-tax book income/(loss) for all years has been adjusted for the removal of the nonrecurring items. This is based on the premise that these events are anomalies in Flagstar’s past operations and should not be expected to impact Flagstar’s results in future years. In Flagstar’s judgment each of the items discussed below are not indicative of Flagstar’s future operations.

Comment No. 1.a.:

Clarify the remaining exposure you have, if any, related to insurance provided on other pools of mortgage loans sold and other claims that may exist on these private label securitizations.

Response No. 1.a.:

Flagstar Bank, FSB (the "Bank”), the Company’s wholly owned subsidiary, has no remaining exposure to entities which provided insurance related to any private label securitizations or other private, non-agency loan sales. The Bank entered into only 4 private label securitizations from 2005 through 2007. In 2013, the settlements reached with MBIA Insurance Corporation ("MBIA”) and Assured Guaranty Municipal Corp. ("Assured”) resolved all remaining exposure to these insurance entities. The Bank has not entered into any private label securitizations since 2007 nor are there any plans to enter into private securitizations in the foreseeable future.

The table below depicts the details of each private label securitizations legal settlement and the party that is responsible for future losses:

Securitization	Settlement	Consolidated	Responsible for future losses per settlement agreement
FSTAR 2005-1	Assured, $105 million total	Yes	Flagstar
FSTAR 2006-1	MBIA, $110 million total	Yes	Flagstar
FSTAR 2006-2	Assured, $105 million total	Yes	Flagstar
FSTAR 2007-1	MBIA, $110 million total	No	MBIA

FSTAR 2005-1, FSTAR 2006-1 and FSTAR 2006-2 are consolidated by Flagstar, since Flagstar is responsible for all future losses pursuant to those settlements and there is no longer any involvement from the insurers. Flagstar may be exposed to credit losses related to the performance of the consolidated loans, but such potential credit losses are distinctly different from the losses realized

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 3 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

as a result of the settlements. The settlement agreement with MBIA specifies that Flagstar is not responsible for any future losses related to the FSTAR 2007-1 transaction. Therefore, Flagstar has no remaining exposure related to insurance for any of these private label securitizations.

Flagstar does not have any other private loan sales which have involved insurers. Flagstar has sold other loans, such as non-performing loans, in private party sales. However, those loans are sold "as-is,” and Flagstar therefore has no future exposure related to these loan sales.

As a result, Flagstar concluded that the losses incurred relating to the settlement agreements reached with MBIA and Assured are nonrecurring and are not representative of Flagstar’s future operations.

Comment No. 1.b.:

Given the DOJ settlement related to your origination practices for FHA loans, tell us whether you still originate FHA loans. If so, please discuss in greater detail how you concluded that you will not be subject to lawsuits by the government for your mortgage origination practices during the cumulative loss periods through now.

Response No. 1.b.:

The February, 2012 DOJ Settlement Agreement related to certain alleged underwriting practices associated with Flagstar’s participation in the Direct Endorsement Lender program ("DEL Program”), a federal program administered by the Federal Housing Administration ("FHA”). As a participant in the DEL Program, Flagstar is required to follow program rules that include employing experienced underwriters who have demonstrated knowledge and skill in mortgage evaluation and the principles of mortgage underwriting ("DE underwriters”) to conduct due diligence on loans before they are endorsed for FHA insurance. As more completely described in Flagstar’s settlement with the DOJ, from January 1, 2002 through February 2012, the DOJ alleged that Flagstar routinely delegated key underwriting functions to staff employees who were not DE underwriters, including the final decision on whether the requisite conditions for FHA insurance had been met, that those underwriting assistants falsely certified to the Department of Housing and Urban Development ("HUD”) that the DE underwriters had themselves reviewed all of the loan documents and had exercised due diligence in underwriting the loans, and that those underwriters also falsely certified to HUD that loans were eligible for insurance when they did not comply with HUD’s underwriting requirements.

In the settlement, the Bank agreed to comply with all applicable HUD and FHA rules applicable to the DEL Program, and was subject to a monitoring period in which the Bank’s underwriting practices were continuously reviewed by a third party for compliance. The Bank continues to originate FHA loans; however, the Bank has taken a number of specific steps to meet the requirements of the DOJ settlement. The Bank had to:

(1)	Affirm its future compliance with all applicable HUD and FHA rules related to the continued participation in the DEL Program;

(2)	Complete a one-year period during which Flagstar’s compliance with all HUD/FHA rules applicable to Direct Endorsement Lenders was monitored by a third party at the Bank’s expense;

(3)	Develop and implement a training program for all employees involved in the origination and underwriting of FHA loans regarding all relevant HUD/FHA rules applicable to Direct Endorsement Lenders; and

(4)	Terminate the employment of all individuals in senior leadership positions who previously had primary responsibility for initiating and overseeing Flagstar’s manual underwriting process.

Moreover, during the period of settlement through 2009, Flagstar had utilized third parties to underwrite FHA mortgage loans. All FHA loans originated after 2009 have been underwritten by certified DE underwriters under direct management of the Bank.

Since the DOJ settlement, the Bank has employed a program to ensure compliance with the above requirements. No instances of noncompliance were noted during the monitoring period, and nothing has since come to Flagstar’s attention which would cause us to believe that there have been further instances of material non-compliance.

As a result, Flagstar believes that the losses incurred relating to the settlement with the DOJ related to the applicable HUD and FHA rules is nonrecurring and are not representative of Flagstar’s future operations.

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 4 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

Comment No. 1.c and d.:

Explain further how you determined the estimates used in the FHLB Interest Expense Adjustment including the significant assumptions that you relied upon (e.g. tell us whether the portfolio mix of short-term advances used was based on historical funding needs).

Provide us a summary of the Company’s usage of short-term versus long-term FHLB advances in the last 5 years and address the specific changes that you made in the business to rely on short-term versus long-term advances in 2014 and going forward. If part of the change was more reliance on deposits as a funding source for mortgage originations, please tell us how you accounted for the cost to maintain higher deposits as part of your adjustment.

Response No. 1.c and d.:

The table below summarizes the Company’s usage of short-term versus long-term FHLB advances during the last 5 years (in thousands):

	September 30,	December 31,
Year	2014	2013	2012	2011	2010	2009
	(in thousands)
Short-term floating	$—	$216,000	$280,000	$553,000	$325,083	$—
Short-term fixed	150,000	772,000	—	—	—	—
Long-term	—	—	2,900,000	3,400,000	3,400,000	3,900,000
Total	$150,000	$988,000	$3,180,000	$3,953,000	$3,725,083	$3,900,000

From 2009 through 2012, the Bank was retaining significant liquidity to weather the housing market crisis. At the same time, Flagstar was facing a number of significant items of uncertainty, including litigation related to repurchase demands, the DOJ investigation and settlement, and settlements with Fannie Mae and Freddie Mac for repurchase requests and obligations. The primary focus of the Bank during this period was maintaining long-term liquidity, with limited focus on the cost of the associated debt. In Q4 2013, with these significant items resolved and excess capital available, Flagstar shifted its focus from liquidity maintenance to interest cost efficiency, and restructured its debt. By restructuring, the Bank was able to deploy its liquidity to achieve a mix of funding weighted toward lower rate short-term advances versus higher rate, long-term advances beginning in the fourth quarter of 2013. This mix is more cost effective and reflected the shifting of the Bank’s focus from maintaining liquidity to generating earnings.

In the FHLB Interest Expense Adjustment analysis discussed in Response to No. 1.a. in Flagstar’s prior response dated October 3, 2014, the Company continued to place full reliance on FHLB funding and did not consider relying primarily on deposits as a funding source during this period. Flagstar indicated in its previous response letter that long-term advances would be replaced with funding from retail deposits and short-term advances. Flagstar believes that to be the case, but did not use deposits in the calculation of the adjustment. The calculation used is more conservative (resulting in a smaller adjustment) than it would have been had Flagstar assumed retail deposits as a source of liquidity as: (a) Flagstar has direct access to FHLB debt, whereas the deposit base would have to be developed, and (b) Flagstar would expect the cost of FHLB debt to be higher than the retail deposit interest expense plus the related business expenses associated with those deposits.

The determination of the adjusted interest expense was based on the actual debt utilized during that period, but utilizing a different duration mix of FHLB debt. Flagstar compared the historical long-term interest rate to a portfolio mix of duration expected to be utilized in the future to meet an eight percent liquidity target (i.e., from 100% long-term FHLB advances to a mix of long- and short-term FHLB advances, with the largest share being short-term). The calculation for each quarter from Q1 2011 through Q4 2013 is shown below:

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 5 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

Avg. FHLB Advance Balance
x Avg. Rate Paid
Interest expense on FHLB Advances reported (a)
Amount that would have been borrowed to meet 8% liquidity target x Average FHLB Rate for our target duration mix
Interest expense using lower liquidity target and target duration portfolio (b)
Interest Expense savings (a-b)

Comment No. 1.e.:

Since you have incurred FHLB prepayment penalties in the past and acknowledge that it is possible to incur such penalties in the future just at a lower amount, explain further why the $178 million is an aberration rather than a continuing condition.

Response No. 1.e.:

The debt restructuring in Q4 2013 was a deliberate action taken by the Bank and reflected a fundamental change in the Company’s funding strategy, in which Flagstar shifted its focus from liquidity maintenance to funding cost management. By deploying a more cost-effective funding mix, Flagstar expected it would benefit by approximately $15-20 million per quarter in reduced interest expense for the indefinite future. This restructuring became possible due to the resolution of several contingency matters, significant excess liquidity, the Bank’s excess capital, and the overall financial position of the Bank.

The prepayment expense incurred in connection with the Q4 2013 debt restructuring contrasted significantly with the prepayment expenses incurred from 2009-2012. During those periods, the Company settled certain portions of long-term debt to take advantage of the then-current interest rate environment, while continuing to focus primarily on liquidity maintenance. The table below shows Flagstar’s history of prepayments and their related prepayment expenses:

Year	Principal Prepaid	Prepayment expense	Penalty %
	(in millions)
2009	$650	$16	3%
2010	500	20	4%
2011	—	—	—%
2012	500	15	3%
2013	2,900	178	6%

As compared to the debt restructuring in 2013, the previous debt settlements were smaller and resulted in far less significant prepayment charges. Furthermore, these settlements were not a fundamental change or restructuring, but rather less significant actions to take advantage of the prevailing interest rate environment.

Flagstar believes that the expenses incurred relating to the restructuring of the debt executed in Q4 2013 to be nonrecurring based on the significant nature of the restructuring and the intent to shift from liquidity management to a more optimal, low cost funding strategy. Therefore, we believe the prepayment fees incurred in Q4 2013 are not representative of Flagstar’s future operations.

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 6 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

Comment No. 2.a.

Provide the actual and forecast taxable income at a more granular level (e.g. same level as selected financial data) and discuss any significant fluctuations not already addressed in your response filed on October 3, 2014.

Response No. 2.a.:

As part of the Company’s realizability analysis, specifically with respect to developing an understanding of the weight Flagstar could place on positive evidence in the form of projections of future profitability, the Company has considered its historical forecast accuracy for the 3-year cumulative tax period from January 1, 2011 through December 31, 2013. The forecasted versus actual taxable income are shown below:

[***]

Please refer to Response No. 1.b. in Flagstar’s prior response dated October 3, 2014 in which the Company identified five categories of items which explained the historical differences between forecasted and actual results. For specific line items connected with these explanations, please refer to the table below:

Category	Line items primarily impacted
Mortgage originations and gain on sale	Net gain on loan sales - The volatile overall mortgage market experienced from 2011 through 2013 impacted our overall results
Net interest margin	Net interest income - The continued pattern of low interest rates caused our net interest income to be lower than forecast in two out of three years
Noninterest income	Loan administration income
Noninterest expense	Noninterest expense
Credit costs	Provision for loan losses and Representation and warranty reserve

Comment No. 2.b.:

Update your analysis comparing actual income versus forecasted taxable income for the third quarter of 2014.

Response No. 2.b.:

The table below compares actual income versus forecasted income by quarter and year-to-date 2014.

[***]

Comment No. 2.c.:

Explain how you consider targeted capital ratios in your development of your forecast.

Response No. 2.c.:

As stated in Flagstar’s prior response dated October 3, 2014, one factor that caused the Company to miss the net interest margin forecast from 2011-2013 was that certain asset balances were managed to levels inconsistent with the forecasts so that the Bank could meet targeted capital ratios real-time on a consolidated basis, as mandated by regulation. Specifically, this statement referenced historical actions taken by the Bank to manage the balance sheet so as to maintain minimum Tier 1 capital levels. From 2011-2013, the Company’s balance sheet was shrinking due to events described in Response No. 1.b. and No. 1.c. in Flagstar’s prior response and at times the Bank was forced to sell additional assets to maintain the required minimum capital levels. This unexpected result was further impacted by Flagstar’s Q4 2012 reorganization when Flagstar exited its New England-based commercial loan business to focus on Flagstar’s national mortgage presence and Michigan-based community banking model. These unplanned sales of assets had a negative impact on actual income levels versus forecast but these sales were isolated to those specific historical periods in which the Bank was focused on maintaining adequate liquidity and capital. With a much smaller, stronger, and more stable capital structure coming out of 2013, the Company no longer expects that it will need to manage asset balances in a manner inconsistent with forecast to meet targeted capital ratios. To that end, targeted capital ratios are now embedded in the forecast process.

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 7 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

Comment No. 2.d.:

Tell us whether your forecast for 2013 and 2014 included assumptions for sales of MSRs.

Response No. 2.d.:

Yes, Flagstar’s forecast for 2013 and 2014 included assumptions for sales of MSRs based upon the targeted level of MSR assets held as a percentage of total assets. Flagstar’s MSR assets are recorded at fair value, and therefore slight variations in the timing or amount of the MSR sales have not been, and would not be, expected to be a significant cause of variability in its forecast.

Use of Non-GAAP Financial Measures, Core Operating Earnings, page 112

Comment No. 3:

We note your disclosure of non-GAAP measures that represent your results on a "core operating" basis. Please revise future filings to clearly identify and define each non-GAAP measure separately. To the extent you continue to use the term "core operating" in the titles of these measures, please explain why you believe that these titles are appropriate and your basis for each adjustment to the most directly comparable GAAP measures. Discuss why you do not consider the adjusted items to be part of your core operations and why you believe the measures provide additional clarity in assessing your results on a run-rate basis. Please provide us with your proposed disclosure. See Item 10(e) of Regulation S-K for reference.

Response No. 3:

Flagstar utilized certain non-GAAP measures to adjust reported results of operations for significant items, such as large, legacy settlements, so as to enhance comparability of disclosures among reporting periods. These significant items made it challenging for users of Flagstar’s financial statements to identify and discern the trends underlying significant components of the Company’s results of operations.

In consideration of the Staff’s comment, and in an effort ensure the clarity of its disclosures, Flagstar will no longer use "core operating” measures. To the extent Flagstar believes that a presentation of non-GAAP measures is warranted, Flagstar will identify these non-GAAP measures as "adjusted” rather than as "core operating.” It will also clearly identify and define each non-GAAP measure separately, including the basis for the specific adjustment. Flagstar will revise its disclosures related to the use of these non-GAAP measures, as detailed in the text and tables below, using the September 30, 2014 table as an example (changes to text disclosures are shown in bold):

Use of Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this report includes non-GAAP financial measures such as an adjusted efficiency ratio, adjusted earnings, the ratio of total nonperforming assets to Tier 1 capital (to adjusted total assets) and estimated Basel III ratios. We believe these non-GAAP financial measures provide additional information that is useful to investors in helping to understand the underlying performance and trends of Flagstar.

Non-GAAP financial measures have inherent limitations, which are not required to be uniformly applied and are not audited. Readers should be aware of these limitations and should be cautious with respect to the use of such measures. To mitigate these limitations, we have practices in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that our performance is properly reflected to facilitate consistent period-to-period comparisons. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for those financial measures prepared in accordance with GAAP.

Efficiency ratio and efficiency ratio (adjusted). The efficiency ratio, which generally measures the productivity of a bank, is calculated as non-interest expense divided by total operating income. Total operating income includes net-interest income and total non-interest income. Management utilizes the efficiency ratio to monitor its own productivity and believes the ratio provides investors with a meaningful tool to monitor period-to-period productivity trends. The efficiency ratio

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 8 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

(adjusted), excludes from non-interest expense and non-interest income (GAAP) certain adjusting items, that have been described in the table below. As the provision for loan losses is already excluded by the ratio's own definition, we believe that the exclusion of representation and warranty reserve - change in estimate provides investors with a more complete picture of our productivity and ability to generate operating income. The efficiency ratio (adjusted) provides investors with a meaningful base for period to period comparisons, which management believes will assist investors in analyzing our operating results and predicting future performance. These non-GAAP financial measures are also utilized internally by management to assess the performance of our own business.

Our calculations of the efficiency ratio may differ from the calculation of similar measures used by other bank and thrift holding companies, and should be used to determine and evaluate period to period trends in our performance, rather than in comparison to other similar non-GAAP measurements utilized by other companies. In addition, investors should keep in mind that certain items excluded from income and expenses in the efficiency ratio (adjusted) are recurring and integral expenses to our operations, and that these expenses will still accrue under similar GAAP measures.Our calculations of the efficiency ratio may differ from the calculation of similar measures used by other bank and thrift holding companies, and should be used to determine and evaluate period-to-period trends in our performance, rather than in comparison to other similar non-GAAP measurements utilized by other companies. In addition, investors should keep in mind that certain items excluded from the calculation of income and expenses in the efficiency ratio (adjusted) are recurring and integral expenses to our operations, and that these expenses will still accrue under similar GAAP measures.

The following table provides a reconciliation of non-GAAP financial measures utilized in the adjusted efficiency ratio.

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(in thousands)
Net interest income (a)	$64,363	$42,685	$184,988	$145,448
Noninterest income (b)	85,188	134,296	262,625	539,198
Add provision:
Representation and warranty reserve expense	2,163	5,205	5,717	51,541
Adjusting items:
Representation and warranty reserve expense (1)	10,375	—	10,375	—
Loan fees and charges (2)	—	—	(10,000)	—
Net impairment loss (3)	—	—	—	8,789
Other noninterest income (4)	—	—	—	(36,854)
Adjusted income (c)	$162,089	$182,186	$453,705	$708,122
Noninterest expense (d)	$179,389	$158,436	$439,994	$529,422
Adjusting items:
Legal and professional expense (5)	(1,116)	—	(3,995)	10,000
Other noninterest expense (6)	$(37,500)	—	$(27,500)	—
Adjusted noninterest expense (e)	$140,773	$158,436	$408,499	$539,422
Efficiency ratio (d/(a+b))	120.0%	89.5%	98.3%	77.3%
Efficiency ratio (adjusted) (e/c)	86.8%	87.0%	90.0%	76.2%

(1)	Add back reserve increase related to indemnifications claims on government insured loans.

(2)	Reverse benefit for contract renegotiation.

(3)	Add back impairment charge related to the litigation settlement with MBIA.

(4)	Adjust reversal of contingent liability reserve resulting from terms of settlement reached on a litigation settlement related to the HELOC securitization trusts.

(5)	Adjust for legal expenses related to the litigation settlements during the respective periods.

(6)	Adjust CFPB litigation settlement expense.

Adjusted Income from Operations and Adjusted Earnings Per Share. In addition to analyzing the Company’s results on a reported basis, management reviews the Company’s results and the results of its lines of business on an adjusted basis. These non-GAAP measures reflect the adjustment of the reported U.S. GAAP results for significant items that management does not believe are reflective of the Company’s current and ongoing operations.

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 9 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

The following table provides a reconciliation of non-GAAP financial measures utilized in the adjusted earnings per share.

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(in thousands)
Net (loss) income applicable to common stock	$(27,632)	$12,823	$(81,024)	$100,746
Adjustment to remove adjusting items (1-6 above)	48,991	—	31,870	(38,065)
Tax impact of adjusting items	(13,646)	—	(7,654)	(6,108)
Adjusted (loss) income from continuing operations	7,713	12,823	(56,808)	56,573

Diluted (loss) income per share	(0.61)	0.16	(1.79)	1.61
Adjustment to remove adjusting items	0.87	—	0.57	(0.67)
Tax impact of adjusting items	(0.25)	—	(0.14)	(0.12)
Diluted adjusted (loss) income per share	$0.01	$0.16	$(1.36)	$0.81

Weighted average shares outstanding
Basic	56,249,300	56,096,376	56,224,850	56,041,844
Diluted	56,249,300	56,541,089	56,224,850	56,458,898

Nonperforming assets / Tier 1 + Allowance for Loan Losses. The ratio of nonperforming assets to Tier 1 and allowance for loan losses divides the total level of nonperforming assets held for investment by Tier 1 capital (to adjusted total assets), as defined by bank regulations, plus allowance for loan losses. We believe these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of capital in comparison to other companies within the industry.

	September 30, 2014	December 31, 2013	September 30, 2013
Nonperforming assets / Tier 1 capital + allowance for loan losses	(in thousands)
Nonperforming assets	$134,093	$182,321	$205,334
Tier 1 capital (to adjusted total assets) (1)	1,134,429	1,257,608	1,402,423
Allowance for loan losses	301,000	207,000	207,000
Tier 1 capital + allowance for loan losses	$1,435,429	$1,464,608	$1,609,423
Nonperforming assets / Tier 1 capital + allowance for loan losses	9.3%	12.4%	12.8%

Mortgage servicing rights to Tier 1 capital ratio. The ratio of mortgage servicing rights to Tier 1 capital divides the total mortgage servicing rights by Tier 1 capital, as defined by bank regulations. We believe these measurements are meaningful measures of capital adequacy, especially in relation to the level of our mortgage servicing rights. This ratio allows our investors, regulators, management and other parties to measure the adequacy and quality of our mortgage servicing rights and capital, in comparison to other companies within our industry.

Mortgage servicing rights to Tier 1 capital ratio	September 30, 2014	December 31, 2013	September 30, 2013
	(in thousands)
Mortgage servicing rights	$285,386	$284,678	$797,029
Tier 1 capital (to adjusted total assets) (1)	1,134,429	1,257,608	1,402,423
Mortgage servicing rights to Tier 1 capital ratio	25.2%	22.6%	56.8%

(1)	Represents Tier 1 capital for the Bank.

Basel I to Basel III (fully phased-in) reconciliation. We currently calculate our risk-based capital ratios under guidelines adopted by the OCC based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In December 2010, the Basel Committee released its final framework for Basel III, which will

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 10 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

strengthen international capital and liquidity regulations. When fully phased-in, Basel III will increase capital requirements through higher minimum capital levels as well as through increases in risk-weights for certain exposures. Additionally, the final Basel III rules place greater emphasis on common equity. In October 2013, the OCC and Federal Reserve released final rules detailing the U.S. implementation of Basel III and the application of the risk-based and leverage capital rules to top-tier savings and loan holding companies. We will begin transitioning to the Basel III framework in January 2015 subject to a phase-in period extending through January 2019. We are currently evaluating the impact of the final Basel III rules. Accordingly, the calculations provided below are estimates. These measures are considered to be non-GAAP financial measures because they are not formally defined by GAAP and the Basel III implementation regulations will not be fully phased-in until 2019. The regulations are subject to change as clarifying guidance becomes available and the calculations currently include our interpretations of the requirements including informal feedback received through the regulatory process. Other entities may calculate the Basel III ratios differently from ours based on their interpretation of the guidelines. Since analysts and banking regulators may assess our capital adequacy using the Basel III framework, we believe that it is useful to provide investors information enabling them to assess our capital adequacy on the same basis.

September 30, 2014	Common Equity Tier 1 (to Risk Weighted Assets)	Tier 1 Leverage (to Adjusted Tangible Assets) (1)
Flagstar Bank (the Bank) (2)	(in thousands)
Regulatory capital – Basel I to Basel III (fully phased-in) (3)
Basel I capital	$1,134,429	$1,134,429
Increased deductions related to deferred tax assets, mortgage servicing assets, and other capital components	(136,389)	(136,389)
Basel III (fully phased-in) capital (3)	$998,040	$998,040
Risk-weighted assets – Basel I to Basel III (fully phased-in) (3)
Basel I assets	$4,967,755	$9,162,342
Net change in assets	94,479	491,646
Basel III (fully phased-in) assets (3)	$5,062,234	$9,653,988
Capital ratios
Basel I (2)	22.84%	12.38%
Basel III (fully phased-in) (3)	19.72%	10.34%

(1)	The definition of total assets used in the calculation of the Tier 1 Leverage ratio changed from ending total assets under Basel I to quarterly average total assets under Basel III.

(2)	The Bank is currently subject to the requirements of Basel I.

(3)	Basel III information is considered estimated and not final at this time as the Basel III rules continue to be subject to interpretation by U.S. Banking Regulators.

Comment No. 4:

Notwithstanding the comment above, we note that you reconcile your non-GAAP operating measures by presenting a non-GAAP income statement on page 114. Please tell us why you believe this presentation does not attach undue prominence to the non-GAAP information. Refer to Item 10(e) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation No. 102.10.

Response No. 4:

In its third quarter 2014 10-Q, Flagstar reconciled its non-GAAP operating measures by presenting a non-GAAP income statement to aid our financial statement users’ understanding of the income statement geography of the adjusting items by presenting a non-GAAP income statement. In reviewing the third quarter income statement expectations of stock analysts that cover our company, we found significant differences between their expectations and actual results in the income statement line items that were impacted by significant items that had occurred in the second quarter. Flagstar disclosed and discussed these significant items and the income statement line items that they impacted, but the analysts did not appear to be able to sufficiently understand the underlying trends. Therefore, Flagstar believed that additional clarity regarding the impact such significant items had on each line of the income statement was warranted in our third quarter disclosures. Although Flagstar does not believe this presentation attaches undue prominence to the non-GAAP information, the Bank has no intention of

Mr. John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission
December 19, 2014
Page 11 - Confidential Treatment Requested by Flagstar Bancorp, Inc.

including a full adjusted non-GAAP income statement in our future filings, beginning with the December 31, 2014 10-K. Please refer to Response No. 3, above, for our revised non-GAAP reconciliation presentation.
Additional Response to Comment 1.c. in the August 26, 2014 Comment Letter

[***]

As requested in the Staff’s Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact Jim Ciroli at (248) 312-6133 or jim.ciroli@flagstar.com, or Bryan Marx at (248) 312-5699 or bryan.marx@flagstar.com.

Sincerely,

/s/ James K. Ciroli
James K. Ciroli
Executive Vice President and Chief Financial Officer

cc: Mr. Michael Volley, Securities Exchange Commission